Exhibit 99.1

Zepp Health Corporation Reports Fourth Quarter and Full Year 2022 Unaudited Financial Results

BEIJING, CHINA, March 21, 2023 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenues of RMB1.1 billion (US$155.4 million); a GAAP basic and diluted net loss per share of RMB0.31 (US$0.04); and a GAAP basic and diluted net loss per ADS of RMB1.23 (US$0.18) for the fourth quarter ended December 31, 2022. Each ADS represents four Class A ordinary shares.

“Despite the macro challenges that weighed on our overall performance in 2022, our self-branded products achieved a 28.5% quarter-over-quarter increase in revenue and continued gross margin expansion in the fourth quarter.” said Wang Huang, Chairman and CEO of Zepp Health. “The encouraging growth margin improvement reflects our increasing brand recognition among global consumers, along with optimization of our product and channel mix. We are thrilled to see that, our self-branded products contributed 77.4% of our total revenues in the fourth quarter of 2022. This significant progress indicates that we have successfully transformed our business from one with revenue largely contributed by one single customer into a self-reliant, global consumer smart wearable and healthcare solution provider. We now offer a vast range of products that cover outdoor, sports, business, and entry-level consumer needs.”

“We have continued to enrich our portfolio of smart health devices by leveraging our proprietary technologies. During the last quarter, on top of refreshing our GT range of products, we launched Amazfit Falcon, a premium multi-sport GPS watch featuring our proprietary smart coaching algorithm, Zepp Coach, to help users train scientifically and safely. We have also seamlessly integrated ChatGPT to elevate users’ AI interactions with our smart wearables and deliver tailored services as well as to optimize our operational efficiency. We firmly believe that these AI interaction functionalities will unlock the full potential of our smart devices in the future. As we look to 2023, we are focused on achieving profitability and reinforcing our business resilience through cost-cutting initiatives. We remain confident in our ability to deliver additional shareholder value while providing our users with more refined and comprehensive healthcare and fitness technology products and services.”

Chief Financial Officer Leon Deng added, “Our fourth quarter revenue came in at RMB1.1 billion, in line with the guidance, down 35.5% year-over-year, mainly as a result of the sales decline of Xiaomi band products. Still, we are very pleased that our self-branded products registered two consecutive high double-digit growth from the second quarter of 2022. As we continued to successfully launch our margin-accretive new products and finetune our sales channels, we achieved a gross margin of 20.7% in the fourth quarter, the highest in 2022. Moreover, our declined revenue and keen focus on disciplined expense management resulted in a 5.7% year-over-year and a 3.7% quarter-over-quarter decrease in operating expenses during the quarter. Despite our progress in controlling costs, our net loss for the period was RMB75.5 million and adjusted net loss was RMB60.3 million, compared to RMB8.8 million in the third quarter, due to reduced revenue resulting from the shrinking basic band market and RMB30.1 million valuation allowance recorded for deferred tax asset, which is non-cash in nature and does not materially affect our operations. Our operating loss has decreased to the lowest level this year, and our inventory levels have reduced by 18% compared to year-end 2021 as we continue to optimize our business operations. At the same time, we continue to generate positive cash flow via working capital management and we see further potential to optimize. Going forward, we will continue to right-size our organization and streamline our cost base further to achieve profitability in the near future.”

Fourth Quarter and Full Year 2022 Financial Summary

	For the Three Months Ended		For the Full Year Ended
GAAP in millions, except for percentages and per- share/ADS amounts	Dec. 31, 2022	Dec. 31, 2021[1]	Dec. 31, 2022	Dec. 31, 2021[1]
Revenue RMB	1,071.7	1,661.6	4,142.9	6,250.1
Revenue US$	155.4	260.7	600.7	980.8
Gross margin	20.7%	19.3%	19.4%	20.9%
Net (loss)/income attributable to Zepp Health Corporation RMB	(75.5)	36.3	(288.3)	137.8
Adjusted net (loss)/income attributable to Zepp Health Corporation RMB[2]	(60.3)	52.0	(239.2)	220.9
Diluted net (loss)/income per share RMB	(0.31)	0.14	(1.17)	0.52
Diluted net (loss)/income per ADS US$	(0.18)	0.09	(0.68)	0.33
Adjusted diluted net (loss)/income per share RMB[3]	(0.25)	0.20	(0.97)	0.84
Adjusted diluted net (loss)/income per ADS US$	(0.14)	0.12	(0.56)	0.52
Units shipped in millions	4.5	8.3	20.3	36.1

Fourth Quarter 2022 Financial Results

Revenues

Revenues for the fourth quarter of 2022 reached RMB1.1 billion (US$155.4 million), a decrease of 35.5% from the fourth quarter of 2021. The decrease in total revenues mainly resulted from a 65.5% decline in sales of Mi Band. Our self-brand product sales decreased by 13.5% from the fourth quarter of 2021 and increased by 28.5% compared with the third quarter of 2022. The sales of our new products, including Amazfit Trex 2, GTR 4, GTS 4, GTS 4 mini, and Bip U Pro, have increased in this quarter. However, this growth was more than offset by the surge in COVID-19.

1 The US$ numbers in 2021 are referenced with the prior 6-K disclosures, translations of which are made at a rate of RMB6.3726 to US$1.00, the effective noon buying rate for December 30, 2021, as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Adjusted diluted net income/(loss) is the abbreviation of adjusted net income/(loss) attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corporation and is used as the numerator in the computation of adjusted basic and diluted net income/(loss) per ADS attributable to Zepp Health Corporation.

Total units shipped in the fourth quarter of 2022 decreased by 45.8% year-over-year to 4.5 million, compared with 8.3 million in the fourth quarter of 2021. This was mainly caused by an over 50.0% shipment decrease in Mi Band.

Impact of COVID-19 and Russia-Ukraine Conflict on Our Business

There was a surge of COVID-19 cases in November and December of 2022, which affected our supply chain and logistics in late 2022 and early 2023.

Meanwhile, the continued conflict between Russia and Ukraine affected freight costs, consumer confidence in Europe and the value of the Euro. Although Europe is one of the biggest sales regions for the Company, the situation currently does not have a material adverse impact on the Company.

Gross Margin

Gross margin in the fourth quarter of 2022 was 20.7%, 1.4 percentage points higher than 19.3% in the same period of 2021 and 1.6 percentage points higher than 19.1% in the third quarter of 2022. The fourth quarter’s higher margin was driven by the high margin of our own self-branded products. During the quarter, we pruned our product portfolio, analysed the profitability of our retail channels, and cut those with lower efficiency and profitability.

Research and Development

Research and development expenses in the fourth quarter of 2022 were RMB114.3 million, an increase of 21.9% year-over-year. This comprised 10.7% of revenues, versus 5.6% for the same period in 2021. The increase was mainly driven by lower government subsidies recognized in 2022, amounting to RMB27.7 million, resulting in higher R&D spending in 2022.

Selling and Marketing

Selling and marketing expenses in the fourth quarter of 2022 were RMB125.1 million, a decrease of 17.8% year-over-year. During this sales season, we performed retail channel analysis on our product portfolio and cut the unprofitable ones.

General and Administrative

General and administrative expenses were RMB53.4 million in the fourth quarter of 2022, a decrease of 17.5% year-over-year. This comprised 5.0% of revenues, compared with 3.9% in the same period in 2021, and was largely attributable to strict administrative expense control and foreign currency fluctuation.

Operating Expenses

Total operating expenses for the fourth quarter of 2022 were RMB292.8 million, a decrease of 5.7% year-over-year, which accounted for 27.3% of revenues for the period, as compared with 18.7% in the fourth quarter of 2021. The adjusted operating expenses were RMB277.6 million. The Company is in the midst of further internal reorganization and personnel optimization that best suite our current business operations.

Operating Income/(Loss)

Operating loss for the fourth quarter of 2022 was RMB71.0 million, compared with operating income of RMB10.1 million for the same period in 2021. The loss was mainly caused by lower revenue scale. Although revenue showed recovery from quarter to quarter, it could not cover fixed operating expenses in full. Adjusted operating loss, which excludes share-based compensation, was RMB55.7 million, which narrowed to the lowest level 2022. Operating loss was RMB73.3 million in the third quarter of 2022, RMB110.6 million in the second quarter of 2022, and RMB155.4 million in the first quarter of 2022, respectively. Adjusted operating loss was RMB65.0 million in the third quarter of 2022, RMB98.0 million in the second quarter of 2022, and RMB142.4 million in the first quarter of 2022, respectively.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the fourth quarter of 2022 was RMB75.5 million, compared with RMB36.3 million of net income in the fourth quarter of 2021. In the fourth quarter, the Company recorded RMB30.1 million valuation allowance of deferred tax asset, which is non-cash in nature and does not materially affect our operations. The net loss for the fourth quarter of 2022 also included share-based compensation amounting to RMB15.2 million, and severance package amounting to RMB10.1 million.

Liquidity and Capital Resources

As of December 31, 2022, the Company had cash and cash equivalents and restricted cash of RMB973.3 million (US$141.1 million), compared with RMB1,005.7 million as of September 30, 2022 and RMB1,509.5 million as of December 31, 2021.

The Company continued to manage its working capital and inventory more efficiently and realized lower inventory levels at RMB1,021.9 million as of December 31, 2022, lower than that at the end of 2021.

Share Repurchase Program Update

The Company previously announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million. As of December 31, 2022, the Company had used US$10.3 million to repurchase 3,218,934 ADSs. On November 21, 2022, the board authorized the Company to extend its share repurchase program over the next twelve months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of American depositary shares and/or the ordinary shares through November 2023 with an aggregate value of the remaining balance under the share repurchase program. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Full Year 2022

Revenues

Total revenues of 2022 reached RMB4.1 billion (US$600.7 million), a decrease of 33.7% from the full year of 2021. The decrease in total revenues mainly resulted from a 49.2% decline in the sales of Mi Band. Our self-brand product sales decreased by 15.9% from the full year of 2021.

Total units shipped in the full year of 2022 decreased by 43.8% year-over-year to 20.3 million, compared with 36.1 million in the full year of 2021. This was mainly caused by a 50.9% shipment decrease in Mi Band.

Gross Margin

Gross margin in the full year 2022 was 19.4%, 1.5 percentage points lower than 20.9% in the full year of 2021. The full year’s lower margin was caused by higher freight costs and clearance of previous-generation products and was partially offset by higher gross margin from new-product introductions. Our effort to improve the product margin was evident in the second to fourth quarters of 2022.

Research and Development

Research and development expenses for the full year 2022 were RMB517.1 million, an increase of 0.4% year-over-year. The increase was mainly caused by lower government subsidies, partially offset by strict expenses control measures.

Selling and Marketing

Selling and marketing expenses for the full year 2022 were RMB460.3 million, an increase of 5.0% year-over-year. The increase was due to our investments in building online and offline sales channels.

General and Administrative

General and administrative expenses were RMB235.9 million in the full year 2022, a decrease of 8.7% year-over-year. The decrease was largely attributable to strict administrative expense control.

Operating Expenses

Total operating expenses for the full year 2022 were RMB1,213.4 million, almost in line with last year. Adjusted operating expenses were RMB1,164.3 million. The Company paid RMB25.2 million severance package in 2022 and the personal-related expenses can be further optimized.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the full year of 2022 was RMB288.3 million, compared with RMB137.8 million in net income in 2021. In 2022, the Company recorded RMB35.2 million valuation allowance for deferred tax asset. The net loss attributable to Zepp Health Corporation also included share-based compensation amounting to RMB49.1 million, and severance package amounting to RMB25.2 million.

Outlook

For the first quarter of 2023, the Company’s management currently expects net revenues to be between RMB0.60 billion and RMB0.75 billion, compared with RMB0.76 billion in the first quarter of 2022.

This outlook reflects continued uncertainty pertaining to the potential effects of the COVID-19 pandemic on sales and on electronic component delays, as well as the expected sales seasonality of both self-branded and Xiaomi products. It is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 8:00 a.m. Eastern Time on Tuesday, March 21, 2023 (8:00 p.m. Beijing Time on March 21, 2023) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialling:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at https://ir.zepp.com/investor.

A telephone replay will be available one hour after the call until March 28, 2023 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	6384786

About Zepp Health Corporation (NYSE: ZEPP)

Zepp Health changed its name from Huami Corp. (HMI) on February 25, 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. The Company’s mission continues to be connecting health with technology. Since its inception in 2013, Zepp Health has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and data analytics services for population health. Zepp Health is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 20 million units in 2022. Zepp Health Corp. is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, California.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding share-based compensation expenses. Adjusted operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses. Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe that adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income/(loss) and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in RMB. This announcement contains currency conversions of RMB amounts into US$ solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8972 to US$1.00, the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,468,499	886,632	128,550
Restricted cash	41,040	86,708	12,571
Term deposit	5,000	-	-
Accounts receivable, net	537,084	682,103	98,896
Amounts due from related parties	295,614	138,614	20,097
Inventories, net	1,249,327	1,021,923	148,165
Short-term investments	19,351	34,316	4,975
Prepaid expenses and other current assets	315,038	108,252	15,694
Total current assets	3,930,953	2,958,548	428,948

Property, plant and equipment, net	133,873	100,605	14,586
Intangible asset, net	135,582	123,300	17,877
Goodwill	61,055	66,081	9,581
Long-term investments	1,552,591	1,686,628	244,538
Deferred tax assets	143,419	210,186	30,474
Amount due from a related party, non-current	-	6,333	918
Other non-current assets	19,593	50,389	7,306
Operating lease right-of-use assets	108,435	65,573	9,507
Total assets	6,085,501	5,267,643	763,735

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
 except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,317,306	464,281	67,314
Advance from customers	4,230	2,133	309
Amount due to related parties	50,123	33,282	4,825
Accrued expenses and other current liabilities	316,083	197,819	28,681
Income tax payables	2,595	2,715	394
Notes payable	103,795	456,438	66,177
Short-term bank borrowings	358,000	512,000	74,233
Total current liabilities	2,152,132	1,668,668	241,933
Deferred tax liabilities	26,909	35,552	5,155
Long-term borrowings	726,851	684,210	99,201
Other non-current liabilities	175,053	162,602	23,575
Non-current operating lease liabilities	71,117	31,690	4,595
Total liabilities	3,152,062	2,582,722	374,459

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$
Equity
Ordinary shares	159	162	23
Additional paid-in capital	1,641,544	1,690,879	245,154
Treasury stock	(21,798)	(67,163)	(9,738)
Accumulated retained earnings	1,271,171	942,848	136,700
Accumulated other comprehensive income	29,271	105,796	15,339
Total Zepp Health Corporation shareholders’ equity	2,920,347	2,672,522	387,478
Noncontrolling interests	13,092	12,399	1,798
Total equity	2,933,439	2,684,921	389,276
Total liabilities and equity	6,085,501	5,267,643	763,735

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2021	2022
	RMB	RMB	US$
Revenues	1,661,648	1,071,731	155,386
Cost of revenues	(1,340,996)	(849,885)	(123,222)
Gross profit	320,652	221,846	32,164
Operating expenses:
Selling and marketing	(152,097)	(125,094)	(18,137)
General and administrative	(64,705)	(53,362)	(7,737)
Research and development	(93,784)	(114,341)	(16,578)
Total operating expenses	(310,586)	(292,797)	(42,452)
Operating income/(loss)	10,066	(70,951)	(10,288)

Other income and expenses:
Interest income	2,860	4,371	634
Interest expense	(14,404)	(16,110)	(2,336)
Other income/(expense), net	23,391	(514)	(75)
Gain from fair value change of long-term investment	-	5,070	735
Investment income	-	597	87
Income/(Loss) before income tax and income from equity method investment	21,913	(77,537)	(11,243)
Income tax (expense)/benefits	(507)	2,504	363
Income/(Loss) before income from equity method investments	21,406	(75,033)	(10,880)
Net income/(Loss) from equity method investments	14,739	(710)	(103)
Net Income/(loss)	36,145	(75,743)	(10,983)
Less: Net loss attributable to noncontrolling interest	(170)	(195)	(28)
Net income/(loss) attributable to Zepp Health Corporation	36,315	(75,548)	(10,955)
Net income/(loss) per share attributable to Zepp Health Corporation
Basic income/(loss) per ordinary share	0.14	(0.31)	(0.04)
Diluted income/(loss) per ordinary share	0.14	(0.31)	(0.04)

Net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	0.57	(1.23)	(0.18)
ADS – diluted	0.55	(1.23)	(0.18)

Weighted average number of shares used in computing net income/(loss) per share
Ordinary share – basic	253,533,066	244,861,893	244,861,893
Ordinary share – diluted	264,350,385	244,861,893	244,861,893

Zepp Health Corporation
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2021	2022
	RMB	RMB	US$
Total operating expenses	(310,586)	(292,797)	(42,452)
Share-based compensation expenses	15,691	15,216	2,206
Total adjusted operating expenses	(294,895)	(277,581)	(40,246)

Operating income/(loss)	10,066	(70,951)	(10,288)
Share-based compensation expenses	15,691	15,216	2,206
Adjusted operating income/(loss)	25,757	(55,735)	(8,082)

Net income/(loss) attributable to Zepp Health Corporation	36,315	(75,548)	(10,955)
Share-based compensation expenses	15,691	15,216	2,206
Adjusted net income/(loss) attributable to Zepp Health Corporation[2]	52,006	(60,332)	(8,749)

Adjusted net income/(loss) per share attributable to Zepp Health Corporation
Adjusted basic income/(loss) per ordinary share	0.21	(0.25)	(0.04)
Adjusted diluted income(loss) per ordinary share	0.20	(0.25)	(0.04)

Adjusted net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	0.82	(0.99)	(0.14)
ADS – diluted	0.79	(0.99)	(0.14)

Weighted average number of shares used in computing adjusted net income/(loss) per share
Ordinary share – basic	253,533,066	244,861,893	244,861,893
Ordinary share – diluted	264,350,385	244,861,893	244,861,893

Share-based compensation expenses included are follows:
Selling and marketing	887	1,076	156
General and administrative	8,990	7,309	1,060
Research and development	5,814	6,831	990
Total	15,691	15,216	2,206

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2021	2022
	RMB	RMB	US$
Revenues	6,250,109	4,142,862	600,659
Cost of revenues	(4,944,467)	(3,339,746)	(484,218)
Gross profit	1,305,642	803,116	116,441
Operating expenses:
Selling and marketing	(438,273)	(460,304)	(66,738)
General and administrative	(258,346)	(235,932)	(34,207)
Research and development	(515,081)	(517,122)	(74,976)
Total operating expenses	(1,211,700)	(1,213,358)	(175,921)
Operating income/(loss)	93,942	(410,242)	(59,480)

Other income and expenses:
Interest income	16,686	12,334	1,788
Interest expense	(44,884)	(57,001)	(8,264)
Other income, net	27,418	43,820	6,353
Gain from fair value change of long-term investment	-	37,959	5,504
Investment income	13,507	597	87
Income/(Loss) before income tax and income from equity method investment	106,669	(372,533)	(54,012)
Income tax (expense)/benefits	(10,745)	65,875	9,551
Income/(Loss) before income from equity method investments	95,924	(306,658)	(44,461)
Net income from equity method investments	41,028	17,657	2,560
Net income/(loss)	136,952	(289,001)	(41,901)
Less: Net loss attributable to noncontrolling interest	(851)	(693)	(100)
Net income/(loss) attributable to Zepp Health Corporation	137,803	(288,308)	(41,801)
Net income/(loss) per share attributable to Zepp Health Corporation
Basic income/(loss) per ordinary share	0.55	(1.17)	(0.17)
Diluted income/(loss) per ordinary share	0.52	(1.17)	(0.17)

Net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	2.19	(4.68)	(0.68)
ADS – diluted	2.09	(4.68)	(0.68)

Weighted average number of shares used in computing net income/(loss) per share
Ordinary share – basic	252,167,610	246,283,328	246,283,328
Ordinary share – diluted	264,368,629	246,283,328	246,283,328

Zepp Health Corporation
Reconciliation of GAAP and Non-GAAP Results
 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2021	2022
	RMB	RMB	US$
Total operating expenses	(1,211,700)	(1,213,358)	(175,921)
Share-based compensation expenses	83,122	49,107	7,120
Total adjusted operating expenses	(1,128,578)	(1,164,251)	(168,801)

Operating income/(loss)	93,942	(410,242)	(59,480)
Share-based compensation expenses	83,122	49,107	7,120
Adjusted operating income/(loss)	177,064	(361,135)	(52,360)

Net income/(loss) attributable to Zepp Health Corporation	137,803	(288,308)	(41,801)
Share-based compensation expenses	83,122	49,107	7,120
Adjusted net income/(loss) attributable to Zepp Health Corporation[2]	220,925	(239,201)	(34,681)

Adjusted net income/(loss) per share attributable to Zepp Health Corporation
Adjusted basic income/(loss) per ordinary share	0.88	(0.97)	(0.14)
Adjusted diluted income/(loss) per ordinary share	0.84	(0.97)	(0.14)

Adjusted net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	3.50	(3.88)	(0.56)
ADS – diluted	3.34	(3.88)	(0.56)

Weighted average number of shares used in computing adjusted net income/(loss) per share
Ordinary share – basic	252,167,610	246,283,328	246,283,328
Ordinary share – diluted	264,368,629	246,283,328	246,283,328

Share-based compensation expenses included are follows:
Selling and marketing	8,198	4,169	604
General and administrative	32,247	21,353	3,096
Research and development	42,677	23,585	3,420
Total	83,122	49,107	7,120